July 17, 2007

Mail Stop 4561

Mr. Michael Schaffer, Chief Executive Officer
Case Financial, Inc.
5950 La Place Court, Suite 155
Carlsbad, CA   92008

RE: Case Financial, Inc.
File No. 0-27757
Form 10-KSB for the year ended September 30, 2006
Form 10-QSB for the quarter ended December 31, 2006

Dear Mr. Schaffer:

We have reviewed your response letter dated June 16, 2007 and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Report of Independent Registered Accounting Firm

1.   We have read and considered your response to comment one regarding your omission of the accountants' report on the 2005 financial statements. We are not in a position to evaluate the reasons for your former accountants' refusal to re-issue their report and will not intervene in disputes between you and your auditors. Moreover, we will not waive the requirements for the audit report. If you are unable to re-use the previously issued audit report in a current filing, you must engage another accountant to re-audit those financial statements. You may direct a request for no action as to the requirement to provide the referenced audit report to Ms. Louise Dorsey, Associate Chief Accountant in the Division's Chief Accountants Office.

Consolidated Statements of Cash Flow, page 68

2.   We have read and considered your response to comment two regarding your proposed revision of the statement of cash flows to properly account for the effect of gain on forgiveness of debt. We will monitor your amendment for compliance.

3.   As previously requested, explain how your presentation of "Cancellation of loans payable – related parties" complies with paragraph 32 of SFAS 95.

Note 4 – Discontinued operations, page 33

4.   Your response to comment three does not appear to address clearly and completely your analysis of paragraph 42 of SFAS 144 in determining how to account and report the operations of your Litigation Finance Business. Using the guidance in EITF 03-13, please explain to us how you evaluated the continuing cash inflows and cash outflows associated with, and the nature of the ongoing entity's involvement in the operation of, this business after your decision to ceased further investment in the referenced business.

5.   As previously requested, tell us how you considered paragraphs 47a. of SFAS 144 as it relates to disclosing the carrying amounts of the major classes of assets and liabilities; and paragraph 47c. as it relates to disclosing revenues and pretax profit or loss reported in discontinued operations.

Note 5 - Settlement forgiveness of debt, page 33

6.   Your response to comment four does not appear to address clearly and completely our request for additional information. As previously requested, explain to us how you considered footnote 1 in APB Opinion 26 which states that extinguishment transactions between related entities may be in essence capital transactions.

7.   We have read and considered your response to comment five relating to your presentation of gain on forgiveness of debt as an extraordinary item. Since this item does not appear to meet the definition of extraordinary item in paragraphs 19-24 and 26 of APB 30, please revise your financial statements to report this item in income before discontinued operations.

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely L. LaMothe
Branch Chief